Exhibit 99.2

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

 July 16, 2008

Re: Announcement of Adjournment of the General Meeting of Holders of Series B Notes

Notice is hereby given that at the general meeting ("Meeting") of holders of Series B Notes of Elbit Imaging Ltd. ("Company") scheduled to be held on Tuesday, July 15, 2008  no quorum was present, and therefore, the Meeting was adjourned to Tuesday, July 22, 2008 at 10:30 a.m. (Israel time) at the Company's offices at 2 Weitzman Street, Tel-Aviv, Israel.

Very truly yours,

Elbit Imaging Ltd.